J. Brian Palmer

Vice President and Chief Accounting Officer

February 19, 2013

Mr. Frank Wyman

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-08993

Dear Mr. Wyman,

Pursuant to our conversation on February 11, 2013, we will comply with your request by including additional disclosure in our December 31, 2012 Form 10-K.  An example of this disclosure, which has been revised from Exhibit A contained in our comment response letter dated January 18, 2013, has been included as Exhibit A to this letter.

Please feel free to call me at (617) 725-7115 should you have any questions.

Sincerely,

/s/ J. Brian Palmer
J. Brian Palmer

Corporate Headquarters: White Mountains Insurance Group, Ltd. 14 Wesley Street, 5th Floor Hamilton HM 11, Bermuda Ph: 441-278-3160 ó Fax: 441-278-3170	Office: White Mountains Insurance Group, Ltd. 265 Franklin Street, 9th Floor, Boston, Ma. 02110 Ph: 617-725-7115 ó Fax: 617-725-7120 E-mail: bpalmer@whitemountains.com

EXHIBIT A:

NOTE 13. Statutory Capital and Surplus

White Mountains’ insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders.  In addition, the NAIC uses risk-based capital (“RBC”) standards for property and casualty insurers as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. At December 31, 2011, White Mountains’ active insurance and reinsurance operating subsidiaries exceeded their respective RBC requirements.

OneBeacon’s consolidated combined policyholders’ surplus of its insurance operating subsidiaries as reported to various regulatory authorities as of December 31, 2011 and 2010 was $1.0 billion and $1.1 billion. OneBeacon’s consolidated combined statutory net income (loss) for the years ended December 31, 2011, 2010 and 2009 was $119.6 million, $257.2 million and $210.5 million. The principal differences between OneBeacon’s combined statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, market value adjustments for debt securities and recognition of pension plans. The minimum policyholders’ surplus necessary to satisfy OneBeacon’s regulatory requirements was $362.1 million, which equals the authorized control level of the NAIC risk-based capital based on the consolidated combined policyholders’ surplus of OneBeacon’s insurance operating subsidiaries at December 31, 2011.

Sirius International’s total regulatory capital at December 31, 2011 was $2.1 billion.  In accordance with Swedish regulations, Sirius International holds restricted equity of $1.6 billion as a component of Swedish statutory regulatory capital. This restricted equity cannot be paid as dividends. The minimum regulatory capital necessary to satisfy Sirius International’s regulatory requirements was $273.0 million at December 31, 2011.

Sirius America’s policyholders’ surplus, as reported to various regulatory authorities as of December 31, 2011 and 2010, was $533.7 million and $742.6 million. Sirius America’s statutory net income (loss) for the years ended December 31, 2011, 2010 and 2009 was $101.4 million, $70.2 million and $46.9 million. The principal differences between Sirius America’s statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, gains recognized under retroactive reinsurance contracts and market value adjustments for debt securities. The minimum policyholders’ surplus necessary to satisfy Sirius America’s regulatory requirements was $142.0 million, which equals the authorized control level of the NAIC risk-based capital based on Sirius America’s policyholders surplus at December 31, 2011.

Central National’s policyholders’ surplus, as reported to various regulatory authorities as of December 31, 2011 and 2010, was $13.4 million and $15.0 million. Central National’s statutory net income (loss) for the years ended December 31, 2011 and 2010 was $0.1 million and $1.6 million. The minimum policyholders’ surplus necessary to satisfy Central National’s regulatory requirements was $2.2 million, which equals the authorized control level of the NAIC risk-based capital based on Central National’s policyholders’ surplus at December 31, 2011.

Scandinavian Re and White Shoals Re are also subject to regulation and supervision by the Bermuda Monetary Authority (“BMA”). Generally, the BMA has broad supervisory and administrative powers over such matters as licenses, standards of solvency, investments, methods of accounting, form and content of financial statements, minimum capital and surplus requirements, and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. As of December 31, 2011, Scandinavian Re and White Shoals Re had statutory capital and surplus of $27.6 million and $15.4 million. The minimum statutory capital and surplus necessary to satisfy the BMA’s regulatory requirements for Scandinavian Re and White Shoals Re was $13.7 million and $3.4 million, respectively at December 31, 2011.

WM Life Re is subject to regulation and supervision by the BMA. As of December 31, 2011, WM Life Re had statutory capital and surplus of $26.4 million. The minimum statutory capital and surplus necessary to satisfy the BMA’s regulatory requirements for WM Life Re was $0.3 million at December 31, 2011.

Dividend Capacity

There are no restrictions under Bermudian law or the law of any other jurisdiction on the payment of dividends from retained earnings by White Mountains.  However, under the insurance laws of the states and jurisdictions under which White Mountains’ insurance and reinsurance operating subsidiaries are domiciled, an insurer is restricted with respect to the timing and the amount of dividends it may pay without prior approval by regulatory authorities.  At December 31, 2011, White Mountains insurance and reinsurance subsidiaries have approximately $2.5 billion of GAAP shareholders’ equity (shown net of $275 million of noncontrolling interest at OneBeacon), $590 million of which can be distributed to White Mountains without prior regulatory approval.  As a result, at December 31, 2011, $1.9 billion of White Mountains’ GAAP shareholders’ equity held in its insurance and reinsurance subsidiaries was not available for the payment of dividends without prior regulatory approval.  When determining whether to make distributions from its insurance and reinsurance operating subsidiaries, White Mountains also considers factors such as internal capital targets and rating agency capital requirements.  Accordingly, there can be no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.